UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.2)*

                               EPIQ SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26882D109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                FEBRUARY 24, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                                Page 1 of 12 Pages

CUSIP No. 26882D109                 13G                       Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Riverview Group, LLC
     11-3485705
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          857,142
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    857,142
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     857,142
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON**

     OO
--------------------------------------------------------------------------------

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26882D109                 13G                       Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     13-3532932
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          -0-
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     857,142
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON**

     PN, BD
--------------------------------------------------------------------------------

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26882D109                 13G                       Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Holding Group, L.P.
     13-3631307
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          857,142
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    857,142
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     857,142
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON**

     PN
--------------------------------------------------------------------------------

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26882D109                 13G                       Page 5 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     13-3804139
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          857,142
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    857,142
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     857,142
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON**

     OO
--------------------------------------------------------------------------------

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26882D109                 13G                       Page 6 of 12 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          857,142
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    857,142
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     857,142
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON**

     IN
--------------------------------------------------------------------------------

                     **SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26882D109                 13G                       Page 7 of 12 Pages

Item 1.

(a)  Name of Issuer

     EPIQ Systems, Inc., a Missouri corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

     501 Kansas Avenue
     Kansas City, Kansas 66105

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Riverview Group, LLC
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millenco, L.P.
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Holding Group, L.P.
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management, L.L.C.
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)  Title of Class of Securities

     Common Stock, par value $0.01 per share ("Common Stock")

(e)  CUSIP Number

     26882D109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 26882D109                 13G                       Page 8 of 12 Pages

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)  Amount Beneficially Owned

      As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 857,142 shares of Common Stock currently issuable to Riverview Group, LLC, a Delaware limited liability company ("Riverview") upon the conversion of a certain contingent convertible subordinated note in the aggregate principal amount of $15,000,000 (the "Note").

      The number of shares of Common Stock into which the Note is convertible is limited pursuant to the terms of the Note to that number of shares of Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. Therefore, the percent of class beneficially owned by the Reporting Persons is limited to 9.99%.

      The managing member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership ("Millennium Holdings"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Holdings and of Millenco and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Holdings, by Riverview, and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Millennium Holdings, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Millennium Holdings and of Millenco. As a limited partner, Partners has no investment or voting control over Millennium Holdings or Millenco or their securities positions.

CUSIP No. 26882D109                 13G                       Page 9 of 12 Pages

(b)  Percent of Class

     4.2% (see Item 4(a) above), which percentage was calculated based on 19,385,717 shares of Common Stock outstanding as of May 4, 2006, as reported in the Company's Quarterly Report on Form 10-Q, dated as of May 9, 2006.

(c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote:
             -0-

        (ii) Shared power to vote or to direct the vote
             857,142

       (iii) Sole power to dispose or to direct the disposition of -0-

        (iv) Shared power to dispose or to direct the disposition of
             857,142

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     See Exhibit I.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26882D109                 13G                      Page 10 of 12 Pages


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 17, 2006, by and among Riverview Group, LLC, Millenco, L.P., Millennium Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

CUSIP No. 26882D109                 13G                      Page 11 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 17, 2006


RIVERVIEW GROUP, LLC

By: Millennium Holding Group, L.P.,
    its sole member                           MILLENCO, L.P.

By: Millennium Management, L.L.C.             By: Millennium Management, L.L.C.
    its general partner                           its general partner

By: /s/ David Nolan                           By: /s/ David Nolan
   ----------------------------------            -------------------------------
   Name:  David Nolan                            Name:  David Nolan
   Title: Executive Vice President               Title: Executive Vice President

MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Management, L.L.C.
    its general partner                       MILLENNIUM MANAGEMENT, L.L.C.

By: /s/ David Nolan                           By: /s/ David Nolan
   ----------------------------------            -------------------------------
   Name:  David Nolan                            Name:  David Nolan
   Title: Executive Vice President               Title: Executive Vice President


/s/Israel A. Englander by Simon Lorne
pursuant to Power of Attorney
filed with SEC on June 6, 2005
-------------------------------------
Israel A. Englander

CUSIP No. 26882D109                 13G                      Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of EPIQ Systems, Inc., a Missouri corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 17, 2006





RIVERVIEW GROUP, LLC

By: Millennium Holding Group, L.P.,
    its sole member                          MILLENCO, L.P.

By: Millennium Management, L.L.C.            By: Millennium Management, L.L.C.
    its general partner                          its general partner

By: /s/ David Nolan                          By: /s/ David Nolan
   ---------------------------------            --------------------------------
   Name:  David Nolan                           Name:  David Nolan
   Title: Executive Vice President              Title: Executive Vice President

MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Management, L.L.C.
    its general partner                      MILLENNIUM MANAGEMENT, L.L.C.

By: /s/ David Nolan                          By: /s/ David Nolan
   ---------------------------------            --------------------------------
   Name:  David Nolan                           Name:  David Nolan
   Title: Executive Vice President              Title: Executive Vice President


/s/Israel A. Englander by Simon Lorne
pursuant to Power of Attorney
filed with SEC on June 6, 2005
------------------------------------
Israel A. Englander